KPMG

KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Mercator Minerals Ltd.

We consent to the use of our report dated March 31, 2011, except as to the Reconciliation with United States Generally Accepted Accounting Principles which is as of October 26, 2011, with respect to the consolidated balance sheet as at December 31, 2010 and the related consolidated statements of operations, comprehensive loss and deficit and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information, included in this amended registration statement on Form 40-F/A.

KPMG LLP

Chartered Accountants

Vancouver, Canada
December 22, 2011